Exhibit 4

FOR IMMEDIATE RELEASE	7 September 2015

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Ms Charlene Begley, Non-executive Director of the Company, purchased 200 WPP plc ADRs at a price of $102.235 per ADR on 3 September 2015. Following this purchase, Ms Begley’s holding is now 200 WPP ADRs (equivalent to 1,000 ordinary shares).

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

END